UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          FORM 10SB12G

           GENERAL FORM FOR REGISTRATION OF SECURITIES

               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934


               EUROPEAN TECHNOLOGY ENTERPRISES INC.
        ----------------------------------------------------
       (Exact name of registrant as specified in its charter)


        DELAWARE                            13-4044714
        --------                            ----------
(State or other jurisdiction             (I.R.S. Employer
of incorporation or organization)        Identification No.)


2500 City West Boulevard
Destec Tower, Suite 300
Houston, Texas                                77042
----------------------------------            -----
(Address of principal executive offices)    (Zip Code)



Registrant's telephone number             (713) 267-2348
                                          --------------

Securities to be registered pursuant to Section 12(g) of the Act:

   Voting Common Stock   6,000,000

Check here whether the issuer (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes   X       No_______

As of January 31, 1999, the following shares of the Registrant's common stock were issued and outstanding:

   Voting common stock    6,000,000

Traditional Small Business Disclosure
(check one): Yes  X      No

INDEX

ITEMS                                                 PAGE

Item 1. BUSINESS                                       3

Item 2. FINANCIAL INFORMATION                          5

Item 3. PROPERTIES                                     11

Item 4. SECURITY OWNERSHIP OF   CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                          11

Item 5. DIRECTORS AND EXECUTIVE OFFICERS               12

Item 6. EXECUTIVE COMPENSATION                         13

Item 7. CERTAIN RELATIONSHIPS AND RELATED
        TRANSACTIONS                                   14

Item 8. LEGAL PROCEEDINGS                              15

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE
        REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTER                             15

Item 10. RECENT SALES OF UNREGISTERED SECURITIES       15

Item 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO
         BE REGISTERED                                 15

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS     15

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA   15

Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE        22

Item 15. FINANCIAL STATEMENTS AND EXHIBITS             22

         SIGNATURES                                    24

Item 1.   DESCRIPTION OF THE BUSINESS

HISTORY AND ORGANIZATION

EUROPEAN TECHNOLOGY ENTERPRISES INC., (the "Company"), a developmental stage company, was organized on December 31, 1996 under the laws of the State of Delaware, having the stated purpose of engaging in any lawful act or activity for which corporations may be organized.

The Company was formed to enter the telecommunications industry and provide international telephone interface service. The company sought to provide two types of service to consumers: call re-routing via a cheaper international carrier and telephone calling card service. Its business plan was to install communication equipment to re-route calls directly, purchasing time from an international call carrier.

In January 1997, the Company sought to raise funds to implement its business plans and fund research of its idea by issuing 3,500,000 shares of common stock at $0.01. The Company was successful in raising $35,000.00 however was unsuccessful in implementing its business plan. Investors to the Company requested that they be represented on the Board of Directors and the Company's management resigned from their position to pursue other endeavors as they did not wish to devote further time to the Company and to research and assess available market opportunities. New management was brought in to pursue the goals of the Company.

After additional research, the Company believed that there was a market for its ideas and that the telecommunications market was poised for rapid development. At that point, the Company sought to pursue a merger or alliance with an existing corporation which would be inclined to implement the Company's business plan. The Company has been unable to attract a potential candidate for the purpose of effectuating a merger or alliance. It has therefore chosen to voluntarily become a reporting company with the Securities and Exchange Commission in order to become more attractive and to obtain a trading symbol from the NASD.

The Company's management believes that the telecommunications industry is ripe for growth and therefore additional research should be completed in order to determine the best service and/or product which the Company can provide to capitalize on the industry's potential. The Company has obtained funding for this additional research by conducting a private placement pursuant to Regulation D 504 in accordance with a Private Placement Memorandum dated December, 10, 1998, which raised $25,000 through the sale of 2,500,000 shares of common stock.

The business plan of the Company has not yet been fully implemented because market research is still being conducted. This is to ascertain the exact opportunities in this quickly evolving marketplace. The company is made aware of these opportunities and each one is carefully researched to give the management a clear picture of the future possibilities that might be achieved for that particular opportunity.

The Y2K problem is obviously foremost in managements thoughts, and the potential failures that could happen within the industry could open significant windows of opportunity for a company that is ready to act quickly to the challenges that could arise.

The Company's initial product focus will be on providing call re-routing services to business's with international call traffic. In addition to this the Company intend to operate a charge card facility for corporate clients and individuals. The card is aimed at the business traveller and can be used to make substantial savings on calls back to the UK.

Once the Company initiates its business plan, the Company will be subject to the rules and regulations of OFTEL, the telecommunications regulatory body in the United Kingdom. Management will takes all steps necessary to insure that the Company is in compliance with all rules and regulations of OFTEL and that the Company's operations will remain in compliance with those regulaitons.

The Company is filing this Form 10 to make information about the Company more readily available to potential investors, prior to a proposed private placement to raise funds to implement the business plan. The Company is currently a developmental stage company and currently has no material operations. The directors are now determined that the Company should become active in seeking potential business opportunities with the intent to acquire or merge with such businesses. The Company has began to consider and investigate potential business opportunities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Company is a development stage company and its principal business purpose is to locate and consummate a merger or alliance with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources, it may be difficult to find favorable opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders. The Company will select any potential business opportunity based on management's business judgment.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, develop sustaining business opportunities or acquire property that will be of material value to the Company. In the opinion of management, inflation has not and will not have a material affect on the operations of the Company as it does not currently have any significant assets, debt or income.

Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as the Company begins to generate sufficient income to cover such expenses. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will forego any compensation until such time as the

Company begins to generate sufficient income to cover such
expenses.   However, if the Company engages outside advisors or
consultants in search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

There is no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

In the event the Company consummates a merger transaction or acquisition, the Company believes that there will be a change in
control in the Company.   The Company believes that any merger
would include the new issuance of common stock in the Corporation to a potential merger candidate followed by a reverse split of the Company's issued common stock thereby effectively passing control of the Company to the merged candidate.

The Company will not borrow funds for the purpose of funding payments to the Company's promoters, management or their affiliates or associates. Any funds borrowed by the Company will be utilized to pay statutory, legal and accountant fees expended by the Company.

The Company does not foresee that any terms of sale of the shares presently held by officers and/or directors of the Company will also be afforded to all other shareholders of the Company on similar terms and conditions.

Management does not anticipate actively negotiating or otherwise consenting to the purchase of any portion of their common stock as a condition to or in connection with a proposed merger or acquisition. In such an instance, all shareholders are to be treated equally. This policy is upheld by the inclusion of a resolution of the Board of Director's of the Company, contained in the Company's minutes. In the event management wishes to actively negotiating or otherwise consenting to the purchase of any portion of their common stock as a condition to or in connection with a proposed merger or acquisition, this would need to be disclosed to the Board of Directors and entered into the Company's minutes. The company's shareholders will be afforded an opportunity to approve or consent to any particular stock buy-out transaction or merger.

LIQUIDITY

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income.

The Company's limited operating history, including its losses and no revenues, primarily reflect the operations of its early stage. As a result, the Company had from time of inception to January 31, 1999 no revenue and a net loss from operations of $77,500.00. As of January 31, 1999, the Company had a net capital deficiency of 12,450.00.

The Company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses and to fund costs associated with start up and trading of retail outlets. It is not anticipated that the Company will be able to meet its financial obligations through internal net revenue in the foreseeable future. The Company does not have a working capital line of credit with any financial institution. Therefore, future sources of liquidity will be limited to the Company's ability to obtain additional debt or equity funding. The Company anticipates that its existing capital resources will enable it to maintain its current implemented operations for at least 12 months, however, full implementation of its business plan is dependent upon its ability to raise substantial funding. Management's plan is to find and consummate a merger or business acquisition in order to maximize the benefit of ownership by shareholders in the Company.

The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources, it may be difficult to find favorable opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders. The Company will select any potential business opportunity based on management's business judgment.

Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as the Company begins to generate sufficient income to cover such expenses. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will forego any compensation until such time as the Company begins to generate sufficient income to cover such
expenses.   However, if the Company engages outside advisors or
consultants in search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. There is no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.


YEAR 2000 DISCLOSURE

The Company has not yet commenced any material active operation systems which will be affected by the Year 2000 problem. The Company is still carrying out market research into the telecommunications industry and has not set up any technical operations. Therefore new systems which the Company expects to set up this year will be implemented with software addressing or correcting the year 2000 problem. This will prevent any potential disruptions to the Company's operations. However, as there is a wide uncertainty as to the effects of the Year 2000 problem on the entire business community, there is no guarantee that the Company's operations will not be affected by the Year 2000 problem. This disclosure complies with the directives of the Securities and Exchange Commission, specifically Staff Legal Bulletin No. 5 (CF/IM), regarding Year 2000 issues.

Item 2.    FINANCIAL INFORMATION

              EUROPEAN TECHNOLOGY ENTERPRISES, INC.
                  (A Development Stage Company)
                SELECTED FINANCIAL DATA SCHEDULE
              FOR THE YEAR ENDED JANUARY 31, 1999

                               For the Year        From Inception
                                  Ended                  To
                              Jan. 31, 1999        Jan. 31, 1999
                              -------------        -------------
Cash and Cash Items            $      0             $      0
Marketable Securities                 0                    0
Notes and Accounts Receivable         0                    0
Allowances for doubtful accounts      0                    0
Inventory                             0                    0
Total Current Assets                  0                    0
Property, plant and equipment         0                    0
Accumulated depreciation              0                    0
Total assets                          0                    0
Total current liabilities        12,450                    0
Bonds, mortgages and debt             0                    0
Preferred stock - redemption          0                    0
Common stock                      6,000                    0
Other stockholders' equity      (18,450)                   0
Total Liabilities and
 Stockholders' equity                 0                    0


Net Sales of Tangible Products        0                    0
Total Revenues                        0                    0
Cost of Tangible Goods Sold           0                    0
Total Costs and Expenses applicable
    To sales and revenues             0                    0
Other costs and expenses         39,850               77,500
Provision for doubtful accounts       0                    0
Interest and amortization of
    Debt discount                     0                    0
Income before taxes and other items   0                    0
Income tax expenses                   0                    0
Loss continuing operations      (39,850)             (77,500)
Discontinued operations               0                    0
Extraordinary items                   0                    0
Cumulative Effect - changes in
    Accounting principles             0                    0
Net Income or loss              (39,850)             (77,500)

/TABLE

There have been no accounting changes, business combinations or dispositions of business operations by the Company that materially affect the comparability of the information reflected in the selected financial data. The Company is a developmental stage company which has no operating history and no assets. The Company's expenses and liabilities have been incurred solely for administrative expenses.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, develop sustaining business opportunities or acquire property that will be of material value to the Company. In the opinion of management, inflation has not and will not have a material affect on the operations of the Company as it does not currently have any significant assets, debt or income.

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income. The company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses and to fund costs associated with start up and trading of retail outlets.

Item 3.    DESCRIPTION OF PROPERTY

The company's administrative offices are located at Talbot House, High Street, Crowthorne, Berks, United Kingdon and also in
Destec Tower, Houston, Texas. The Company's office in Houston, Texas is utilized as a base to contact potential merger and acquisition candidates and to service the Company's administrative needs. The United Kingdom office is also utilized as a base to identify potential merger and acquisition candidates and to service the Company's administrative needs.


Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

The following table sets for the information, to the best knowledge of the Company as of January 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address of      Amount and Nature of            Percent
Beneficial Owner         Beneficial Ownership            of Class
----------------         --------------------            --------

Andrew Turner                  5,000                      0.05%
15 Grayshott Close            President
Sittingbourne, Kent UK

John Cole                      5,000                      0.05%
31 Walden Avenue              Secretary
Chislehurst, Kent UK

Wing Capital Limited          800,000                     8.0%
International House
31 Church Road
Hendon, London UK

Vuma Healthcare Limited       800,000                     8.0%
11 Waterloo Place
London, UK

L. Wise Investments Ltd.      600,000                     6.0%
168 Church Road
Hove, Sussex UK

Bradwall Limited              500,000                     5.0%
S8 International Business
    Center
Casemates, Main Street
Gibraltar


The Company has been advised that the persons listed above have sole voting, investment, and dispositive power over the shares indicated above. Percent of Class (third column above) is based on 6,000,000 shares of common stock outstanding on January 31, 1999.

None of the directors of the Company are shareholders in any of the corporate shareholders listed above. Additionally, a shareholder of the Company, European Technology Investments, holds 300,000 shares of the Company, and is in no way related to the Company or is a subsidiary of the Company.

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS

                           Position(s) Held and
Name                 Age    Duration of Service   Family Relation
----------------     ---    -------------------   ---------------

Andrew Turner         27    President and Director        None
John Cole                   Secretary-Treasurer
                            and Director                  None


All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respects to the election of directors.

Set forth below is certain biographical information regarding the Company's executive officers and directors:


Andrew Turner is 27 years old and began his business career in retail. In 1990 he joined AFN Porsche, a subsidiary of Porsche GB Ltd, a manufacturer and retailer of high performance and luxury automobiles, and carried out various roles within the organisation involving a high level of consumer contact. After advancing his marketing and communication skills, he commenced a position with Scantruck Limited, a subsidiary of Scania GB Ltd, itself a subsidiary of Scania AB, a Swedish dual listed public company on the NYSE and the Stockholm stockmarkets. With this company he was responsible for consumer satisfaction, and the ongoing marketing and sales of various products and services, and was involved with the company receiving an award as best dealer from its industry peers.

John Cole has managed his own business consultancy company for the past 20 years advising business's on the best way to capitlaize on their business plans. He has advised numerous companies and is experienced in all forms of focusing a business's direction.


To the knowledge of management, during the past five years, no present or former director or executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him form or otherwise limiting, the following activities:
(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in subsequently reversed, suspended, or vacate;

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

The Company's Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in connection therewith, directors, officers, and beneficial owners of more than 10% of the Company's Common Stock are required to file on a timely basis certain reports under Section 16 of the Exchange Act as to their beneficial ownership of the Company's Common Stock. The following table sets forth, as of the date of this report, the name and relationship of each person who is required to file on a timely basis any reports required pursuant to Section 16 of the Exchange Act:



Item 6.    EXECUTIVE COMPENSATION

SUMMARY

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the year ended January 31, 1999, nor at any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will forego any compensation until such time as an accusation or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

COMPENSATION TABLE: None; no form of compensation was paid to any officer or director at any time during the last two fiscal years.

CASH COMPENSATION
There was no cash compensation paid to any director or executive officer of the Company during the two fiscal years ended January
31, 1999.

BONUSES AND DEFERRED COMPENSATION: None.

COMPENSATION PURSUANT TO PLANS: None.

PENSION TABLE: None.

OTHER COMPENSATION: None.

COMPENSATION OF DIRECTORS: None.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENT:
There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.


Item 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          TRANSACTIONS WITH MANAGEMENT AND OTHERS.

To the best of Management's knowledge, during the fiscal year ended January 31, 1999 and 1998, there were no material transactions, or series of similar transactions, since the beginning the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

The Company uses 1,000 square feet of space for its executive offices at Trafalgar House, Waterloo Place, London, United Kingdom which it receives from one of its shareholders at no cost. This office space is used by management to operate from to identify and to communicate with possible merger or business acquisition candidates. The Company's United Kingdom administration needs are also conducted from this office. The Company also utilizes similar space in Bellevue, Washington to address administrative needs in the United States. Once a merger or business acquisition has taken place, alternative arrangements will be sought.

CERTAIN BUSINESS RELATIONSHIPS:

During the fiscal years ended June 30, 1997 and 1998, there were no material transactions between the Company and its management.

INDEBTEDNESS OF MANAGEMENT:
To the best of Management's knowledge, during the fiscal years ended January 31, 1998 and 1999, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

TRANSACTIONS WITH PROMOTERS:
To the best Knowledge of management, no such transactions exist.


Item 8.     LEGAL PROCEEDINGS
No legal proceedings are pending at this time.


Item 9. MARKET PRICE OF AND DIVIDENDS FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Company is not aware of any quotations for its common stock, now or at any time within the past two years. As of January 31, 1999, there were 71 holders of record of the issued and outstanding shares of Issuer's common stock. Issuer has never paid a dividend on its outstanding equity. The Company currently has no established public trading market for its common stock.



Item 10.    RECENT SALES OF UNREGISTERED SECURITIES
No recent sales of unregistered securities at this time.


Item 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
            REGISTERED
The only class of securities of the registrant are 25,000,00 authorized shares of voting common stock, $.001 par value,
6,000,000 issued and outstanding, no dividend.   There are no
restrictions on the alienability of the voting common stock and the rights of the common stockholders may only be modified by a vote of a majority of the shareholders.


Item 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS
No indemnification of directors and officers at this time.

Item 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
           FINANCIAL INFORMATION


                   INDEPENDENT AUDITORS REPORT

To The Board of Directors and Stockholder of
European Technology Enterprises Inc.

We have audited the accompanying balance sheet of European Technology Enterprises Inc., (a development stage company) as of January 31, 1999, and the related statements of loss, cash flows and shareholders' equity for the e year then ended, and for the period from December 31, 1996 (inception) to January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an. opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of European Technology Enterprises Inc., as of January 31, 1999, and the results of its operations and its cash flows for the year then ended and for the period from December 31, 1996 (inception) to January 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has losses from operations and a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Notes 2 and 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Graf Repetti & Co., LLP.
New York, New York
February 24, 1999

               EUROPEAN TECHNOLOGY ENTERPRISES INC.
                  (A Development Stage Company)
                          BALANCE SHEET
                         JANUARY 31, 1999



ASSETS
Current Assets
  Cash                                   $   0
  Other Current Assets                       0
                                        ----------
  Total Current Assets                       0

  Other Assets                               0
                                        ----------
  Total Assets                           $   0


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
 Accounts Payable                        $   0
 Accrued Expenses                       12,450
                                       -----------
 Total Current Liabilities             $12,450

 Other Liabilities                           0
                                       -----------
 Total Liabilities                     $12,450

 Stockholders' Equity
  Common Stock, $.001 par value,
  Authorized 25,000.000 Shares;
  Issued and Outstanding 6,000,000
  Shares                                 6,000
 Additional Paid in Capital             59,050
 Deficit Accumulated During
  the Development Stage                (77,500)

                                       -----------
 Total Stockholders' Equity            (12,450)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)         $     0

The accompanying notes are an integral part of these financial statements
/TABLE

               EUROPEAN TECHNOLOGY ENTERPRISES INC.
                  (A Development Stage Company)
                   CONDENSED STATEMENT OF LOSS
               FOR THE YEAR ENDED JANUARY 31, 1999 AND
      FROM DECEMBER 31, 1996 (INCEPTION) TO JANUARY 31, 1999



                               For the Year            From
                                  Ended            Inception to
                              Jan. 31, 1999        Jan. 31, 1999
                              -------------        -------------
TOTAL REVENUES:                $      0             $      0
                                ----------           ----------

OPERATING EXPENSES:
Accounting                        2,400                2,400
Legal                            10,000               10,000
Rent                              2,400                5,000
Filing Fee                           50                  100
Other Start Up Costs             25,000               60,000
                                ----------           ----------

Total Operating Expenses         39,850               77,500
                                ----------           ----------

Operating Loss                 $(39,850)            $(77,500)
                                ----------           ----------

OTHER INCOME (EXPENSES):
Other Income                          0                    0
                                ----------           ----------
NET LOSS                       $(39,850)            $(77,500)

NET LOSS  PER SHARE            $  (0.00)              $(0.00)
                                ----------           ----------

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING           6,000,000            6,000,000
                                ----------           ----------

The accompanying notes are an integral part of these financial statements.

/TABLE

               EUROPEAN TECHNOLOGY ENTERPRISES INC.
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS
               FOR THE YEAR ENDED JANUARY 31, 1999 AND
      FROM DECEMBER 31, 1996 (INCEPTION) TO JANUARY 1, 1999

                               For the Year            From
                                  Ended            Inception to
                              Jan. 31, 1999        Jan. 31, 1999
                              -------------        -------------

CASH FLOWS FROM
OPERATING ACTIVITIES

Net Loss                      $(39,850)              $(77,500)
                               --------               --------

Adjustments to Reconcile Net
Loss to Net Cash Used in
Operating Activities:
Changes in Assets and
Liabilities Increase in
Accounts Payable and Accrued
Expenses                        12,450                 12,450
                               --------               --------

Total Adjustments               12,450                 12,450
                               --------               --------

Net Cash Used in
Operating Activities           (27,400)               (65,050)
                               --------               --------

CASH FLOWS FROM
FINANCING ACTIVITIES:


Proceeds from Insurance of
Common Stock                     2,500                  6,000
Additional Paid In Captial      24,900                 59,050
                               --------               --------

Net Cash Provided by
Financing Activities            27,400                 65,050
                               --------               --------

Net Change in Cash                   0                      0

Cash at Beginning of Period          0                      0

Cash at End of Period          $     0                $     0
                               --------               --------

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
  Cash Paid During the Period
  for Interest Expense         $     0                $     0
                               --------               --------
  Corporate Taxes              $     0                $     0
                               --------               --------

The accompanying notes are an integral part of these financial statements.

/TABLE

                 EUROPEAN TECHNOLOGY ENTERPRISES INC.
                     (A Development Stage Company)
               STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                   FOR INCEPTION TO JANUARY 31, 1999




                                                          Total
                    COMMON STOCK ISSUED    Additional
Accumulated Shareholders'
                    SHARES    PAR VALUE    Paid in Cap   Deficit
   Equity

-------------------------------------------------------------

ISSUANCE OF
3,500,000
SHARES
FEBRUARY 10, 1997   3,500,000   $ 3,500      $31,500      $     0
  $35,000

NET LOSS
FOR THE
PERIOD FROM
INCEPTION TO
JAN. 31, 19998              0         0        2,650
(37,650)   (35,050)

-------------------------------------------------------------
BALANCE
JAN. 31, 1998       3,500,000     3,500       34,150
(37,650)         0

ISSUANCE OF
2,500,000 SHARES
JAN. 5, 1999        2,500,000     2,500       22,500            0
   25,000

NET LOSS
FOR THE
YEAR ENDED
JAN. 31, 1999               0         0        2,400
(39,850)   (37,450)


-------------------------------------------------------------
BALANCE
JAN. 31, 1999       3,450,000    $6,000      $59,050
$(77,500)  $(12,450)

The accompanying notes are an integral part of these financial statements.

/TABLE

               EUROPEAN TECHNOLOGY ENTERPRISES INC.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS
                          JANUARY 31, 1999

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF COMPANY: European Technology Enterprises Inc., ("the Company") is a for-profit corporation incorporated under the laws of the State of Delaware on December 31, 1996. European Technology Enterprises Inc.'s principal objective is to provide low-cost international telephone service.

B. BASIS OF PRESENTATION: Financial statements are prepared on the accrual basis of accounting. Accordingly revenue is recognized when earned and expenses when incurred.

C. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates. Significant estimates in the financial statements include the assumption that the Company will continue as a going concern. See Note 4.


NOTE 2 - USE OF OFFICE SPACE

The Company uses 200 square feet of space for its executive offices at Destec Tower, 2500 City West Boulevard, Houston, TX, which it receives from one of its shareholders at no cost. The fair market value of this office is $200 per month, which is reflected as an expense with a corresponding credit to additional paid-in capital.


NOTE 3 - EARNINGS PER SHARE

                             For the Year        From Inception
                                Ended                  To
                          January 31, 1999      January 31, 1999
                          --------------------------------------
      Net Loss per share       $(0.01)              $(0.02)



NOTE 4 - LIQUIDITY

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income. The Company's limited operating history, including its losses and no revenues, primarily reflect the operations of its early stage. As a result, the Company had from time of inception to January 31, 1999 no revenue and a net loss from operations of $77,500.
As of January 31, 1999, the Company had a net capital deficiency of $12,450.

The Company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses and to fund costs associated with the start up of its telephone service. It is not anticipated that the Company will be able to meet its financial obligations through internal net revenue in the foreseeable future. European Technology Enterprises Inc., does not have a working capital line of credit with any financial institution. Therefore, future sources of liquidity will be limited to the Company's ability to obtain additional debt or equity funding.

Item 14.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE

No changes in and disagreements with accountants on accounting and financial disclosure.


Item 15.     FINANCIAL STATEMENTS, EXHIBITS AND
             REPORTS ON FORM 8-K


(A) FINANCIAL STATEMENTS
The Following financial statements are filed as part of this registration statement:

    Balance Sheet
    Statement of Loss
    Statement of Cash Flows
    Statement of Shareholders' Equity (Deficit)
    Selected Financial Data


(B) EXHIBITS AND INDEX OF EXHIBITS
The following exhibits are included in Item 13(c). Other exhibits have been omitted since the required information is not applicable to the registrant.


EXHIBIT

   3         Certificate of incorporation and by-laws

   11        Statement regarding computation of per share
              earnings

   27        Financial Data Schedule


(C) REPORTS ON FORM 8-K
No Report on Form 8-K was filed during the fourth quarter of the period for which this Annual Report is filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


European Technology Enterprises Inc.
------------------------------------
(Registrant)
Date: February 25, 1999

By: /s/ Andrew Turner
    -----------------
    President